UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry  N° 0593

Santiago, July 4, 2006.

Mr. Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
SANTIAGO

Ref.: REPORT ON CHANGE IN MANAGEMENT.

Dear Sirs:

In accordance with that which is stipulated in letter C of paragraph 2.3 of Section II of the General Regulation N°30 issued by that Superintendency, we hereby inform you of the following changes pertaining to the Board of Directors and Management of Distribución y Servicio D&S S.A. (“D&S”). Such changes have been agreed upon during extraordinary board meeting held on July 3 of 2006:

1.

D&S Director Mr. Enrique Ostalé Cambiaso submitted his resignation to office, effective July 31 of 2006, which was accepted by the board. The board unanimously agreed not to appoint a new director to fill the vacant seat left by Mr. Ostalé’s resignation.

2.	The Board agreed unanimously to appoint Mr. Enrique Ostalé Cambiaso to the office of Chief Executive Officer of D&S, effective August 1, 2006.
3.	The Company’s General Manager in office, Mr. Rodrigo Cruz Matta, will retain such office until July 31, 2006, and will take on the office of D&S Controller effective August 1 of the current year.

Yours sincerely,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.
cc.	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (US)
Latibex-Madrid Stock Exchange (Spain)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: July 5, 2006